[STUBBS ALDERTON & MARKILES LLP LETTERHEAD]



August 11, 2005


VIA EDGAR AND OVERNIGHT DELIVERY


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

         RE:      XTRANA, INC.
                  RESPONSES TO STAFF COMMENTS OF AUGUST 8, 2005 WITH RESPECT TO:

                  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
                  AMENDMENT NO. 2
                  FILED ON JULY 29, 2005
                  FILE NO. 001-14257

                  FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
                  FILE NO. 001-14257

Ladies and Gentlemen:

         On behalf of Xtrana, Inc. (the "COMPANY"), we have enclosed for filing one copy of Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A (the "AMENDMENT NO. 3"). In addition to filing Amendment No. 3, we hereby provide supplementally the following responses in reply to the Staff's comment letter, dated August 8, 2005 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company and by Alpha Innotech Corporation ("ALPHA INNOTECH"). Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

SCHEDULE 14A
BACKGROUND OF THE MERGER, PAGE 17

1.       WE NOTE  YOUR  RESPONSE  TO  COMMENT  5 AND  YOUR  STATEMENT  THAT  THE
         CONSIDERATION WAS BASED UPON THE RELATIVE VALUES ATTRIBUTED BY THE PARTIES. PLEASE EXPLAIN HOW EACH PARTY'S VALUE WAS DETERMINED. FOR EXAMPLE, HOW DID YOU VALUE YOUR STATUS AS A PUBLIC COMPANY? WHAT WAS THE VALUE YOU ATTRIBUTED TO YOUR COMPANY AND WHAT THE VALUE YOU ATTRIBUTED TO ALPHA INNOTECH?


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          15821 Ventura Boulevard, Suite 525, Encino, California 91436
           office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com


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Securities and Exchange Commission
August 11, 2005
Page 2


         The Company has included additional disclosure on page 19 of Amendment No. 3 in response to the Staff's comments. The additional disclosure reads as follows:

         "The consideration was determined by arms-length negotiations between the parties and based upon the relative values attributed by the parties to Alpha Innotech's business and Xtrana's status of a public company and available cash. In connection with these negotiations, the Xtrana Board of Directors believed that the value of Xtrana was approximately $3.2 to $3.3 million, consisting primarily of our cash at the time of $3 million and an additional $0.2 to $0.3 million attributable to our status as a public company. Our Board of Directors believed that the enterprise value of Alpha Innotech was in the range of approximately $14 million to $16 million, which valuation was based on a multiple of approximately 1.4 to 1.5 of Alpha Innotech's revenues for 2003. The Board of Directors assumed this revenue multiple figure by taking into account revenue multiple of comparable companies that had recently been acquired of 2 to 4 times twelve month revenues, and applying a lower multiple to Alpha Innotech due to factors such as Alpha Innotech's smaller size and the fact that Alpha Innotech was incurring net losses."

2. AS CURRENTLY WRITTEN, IT APPEARS THAT THE BOARD OF DIRECTORS APPROVED THE MERGER AGREEMENT WITH ALPHA INNOTECH ON DECEMBER 2, 2004 AND THAT THE BOARD ALSO APPROVED THE FORMAL ENGAGEMENT OF THE MENTOR GROUP ON THE SAME DATE. IF THIS CHRONOLOGY IS ACCURATE, PLEASE REVISE TO CLARIFY THE MENTOR GROUP'S BASIS FOR INDICATING THAT THERE WAS A HIGH LIKELIHOOD THAT THE TRANSACTION WAS FAIR TO THE STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. IF THE CHRONOLOGY IS NOT ACCURATE, DISCLOSE THE DATE THAT THE BOARD APPROVED THE ENGAGEMENT OF THE MENTOR GROUP.

         The Company has included revised disclosure beginning on page 20 of Amendment No. 3 in response to the Staff's comments. The Company confirms supplementally that the chronology is accurate. The Company further confirms supplementally that The Mentor Group did not attend any meetings or discussions with Alpha Innotech and was not involved in negotiations between Alpha Innotech and the Company.

         The Company notes supplementally that the Company's board of directors, acting through James Chamberlain, began speaking with The Mentor Group in November 2004 with respect to the potential transaction with Alpha Innotech and the possibility of engaging The Mentor Group to render a fairness opinion with respect to the transaction. While Mr. Chamberlain discussed an engagement of The Mentor Group while negotiations with Alpha Innotech were ongoing, the Company did not want to incur the expense and cost of a binding engagement until it had reached agreement on a definitive agreement with Alpha Innotech. As a result, the Company's board formally approved the engagement of The Mentor Group


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Securities and Exchange Commission
August 11, 2005
Page 3


on December 2, 2004, only after a definitive agreement with Alpha Innotech had been reached and approved.

         The Company further notes that The Mentor Group's preliminary indication to Mr. Chamberlain as to the likelihood of the transaction being determined fair to the Company's stockholders from a financial point of view was based on the disclosed initial discussion between The Mentor Group and Mr. Chamberlain. In this discussion, Mr. Chamberlain described to The Mentor Group the terms of the proposed transaction and Alpha Innotech's business and a summary of Alpha Innotech financial statements. While The Mentor Group did not have chance to conduct its own independent due diligence investigation until formally engaged, The Mentor Group relied upon the information relayed to it by the Company in indicating to the Company a high likelihood of the transaction being determined as fair to the Company's stockholders from a financial point of view. The Mentor Group's preliminary indication was subject to its own due diligence investigation and more formal analyses.

         The additional disclosure in Amendment No. 3 reads as follows:

                  "In addition, James Chamberlain, a member of the Board of Directors, consulted our financial advisor, The Mentor Group, Inc. prior to the Board of Directors approving the Merger Agreement. Mr. Chamberlain first met with The Mentor Group on or about November 17, 2004 to discuss the possible engagement of The Mentor Group to render a fairness opinion. In this meeting, Mr. Chamberlain outlined the basic structure of the potential transaction, without identifying Alpha Innotech by name. The Mentor Group also discussed with the Mr. Chamberlain the amount of its fees for the proposed engagement.

                  "Mr. Chamberlain subsequently talked to The Mentor Group by telephone on or about November 30, 2004. In this discussion, Mr.
         Chamberlain described to The Mentor Group the terms of the proposed transaction and Alpha Innotech's business and financial condition, and asked The Mentor Group for its initial thoughts on the likelihood of the transaction being determined as fair to our stockholders from a financial point of view. While The Mentor Group had not yet conducted its own independent due diligence investigation, based on the information provided to the The Mentor Group by us, The Mentor Group indicated to Mr. Chamberlain that there was a high likelihood that the it would determine the transaction to be fair to our stockholders from a financial point of view. Mr. Chamberlain subsequently described these conversations with The Mentor Group to the other directors. This indication by The Mentor Group was based upon the description of the material terms and conditions of the transaction, the description of the Alpha Innotech business and products and the Alpha Innotech financial information provided to The Mentor Group by us, as well as The Mentor Group's


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Securities and Exchange Commission
August 11, 2005
Page 4


         understanding of values of comparable companies. Based on this information available to The Mentor Group at the time, it conducted a preliminary analyses of enterprise valuation of Alpha Innotech based upon revenue multiples for comparable companies and compared this to the value of Xtrana based upon its asset value. The Mentor Group's indication in these discussions with the board was subject to completion of its own due diligence investigation, financial analyses and the delivery of its opinion letter."

3. ALSO, CLARIFY HOW THE MENTOR GROUP'S BELIEF THAT THERE WAS A HIGH LIKELIHOOD THAT THE TRANSACTION WOULD BE DEEMED TO BE FAIR WAS COMMUNICATED TO THE BOARD.

         The Company has included additional disclosure beginning on page 20 of Amendment No. 3 to clarify that The Mentor Group's preliminary beliefs regarding the transaction were communicated by telephone conversations with James Chamberlain, who subsequently relayed such discussions to the other Company board members.

4. WE NOTE YOUR STATEMENT THAT IN APPROVING THE TRANSACTION THE BOARD RELIED ON DISCUSSIONS WITH ITS FINANCIAL ADVISORS. PLEASE REVISE TO INCLUDE DESCRIPTIONS OF ALL THE MENTOR GROUP'S DISCUSSIONS WITH THE BOARD.

         The Company has included revised disclosure on pages 28 and 29 of Amendment No. 3 in response to the Staff's comments to include a description of the discussions between The Mentor Group and James Chamberlain regarding the proposed Alpha Innotech transaction. The revised disclosure reads as follows:

                  "In addition, James Chamberlain, a member of the Board of Directors, consulted our financial advisor, The Mentor Group, Inc. prior to the Board of Directors approving the Merger Agreement. Mr. Chamberlain first met with The Mentor Group on or about November 17, 2004 to discuss the possible engagement of The Mentor Group to render a fairness opinion. In this meeting, Mr. Chamberlain outlined the basic structure of the potential transaction, without identifying Alpha Innotech by name. The Mentor Group also discussed with the Mr. Chamberlain the amount of its fees for the proposed engagement.

                  "Mr. Chamberlain subsequently talked to The Mentor Group by telephone on or about November 30, 2004. In this discussion, Mr.
         Chamberlain described to The Mentor Group the terms of the proposed transaction and Alpha Innotech's business and financial condition, and asked The Mentor Group for its initial thoughts on the likelihood of the transaction being determined as fair to our stockholders from a financial point of view. While The Mentor Group had not yet conducted its own independent due diligence investigation, based on the information provided to the The Mentor Group by us, The Mentor Group indicated to Mr. Chamberlain that there was


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Securities and Exchange Commission
August 11, 2005
Page 5


         a high likelihood that the it would determine the transaction to be fair to our stockholders from a financial point of view. Mr. Chamberlain subsequently described these conversations with The Mentor Group to the other directors. This indication by The Mentor Group was based upon the description of the material terms and conditions of the transaction, the description of the Alpha Innotech business and products and the Alpha Innotech financial information provided to The Mentor Group by us, as well as The Mentor Group's understanding of values of comparable companies. Based on this information available to The Mentor Group at the time, it conducted a preliminary analyses of enterprise valuation of Alpha Innotech based upon revenue multiples for comparable companies and compared this to the value of Xtrana based upon its asset value. The Mentor Group's indication in these discussions with the board was subject to completion of its own due diligence investigation, financial analyses and the delivery of its opinion letter."

5. IT APPEARS FROM YOUR DISCLOSURE THAT THE MENTOR GROUP MAY HAVE BEGUN ITS DUE DILIGENCE BEFORE THEY WERE FORMALLY ENGAGED. IF THIS IS ACCURATE, THEN DISCLOSE THE DATE THEY BEGAN THEIR DUE DILIGENCE AND CLARIFY WHAT ANALYSES HAD BEEN COMPLETED WHEN THE BOARD VOTED TO APPROVE THE MERGER AND DISCLOSE WHETHER THE BOARD WAS AWARE OF THE OUTCOME OF THESE ANALYSES.

           The Company has revised the disclosure beginning on page 20 of Amendment No. 3 in response to the Staff's comments. The revised disclosure included in Amendment No. 3 is set forth in our response to comment #2 above.

OPINION OF FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS, PAGE 29

6. WE NOTE YOUR RESPONSE TO COMMENT 11. YOU CONTINUE TO REFER TO THE CONDITIONS, SCOPE, LIMITATIONS AND UNDERSTANDINGS SET FORTH IN THE ENGAGEMENT LETTER. IF THESE ARE THE SAME CONDITIONS, LIMITATIONS AND UNDERSTANDINGS SET FORTH IN THE DISCUSSION, PLEASE REVISE TO INDICATE THAT THEY ARE SAME ONES IDENTIFIED IN THE PRECEDING PARAGRAPHS. OTHERWISE, REVISE TO IDENTIFY THE CONDITIONS, LIMITATIONS AND UNDERSTANDINGS THAT ARE SET FORTH IN THE ENGAGEMENT LETTER.

          Amendment No. 3 includes revised disclosure in page 33 in response to the Staff's comment, which clarifies that the conditions, limitations and understandings are the same ones identified in the preceding paragraphs.

ALPHA INNOTECH BUSINESS AND FINANCIAL INFORMATION, PAGE 29

7. PLEASE REVISE TO INDICATE WHEN THE LATEST TO EXPIRE PATENT UNDER THE DIGIOPT AGREEMENT IS SCHEDULED TO EXPIRE.


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Securities and Exchange Commission
August 11, 2005
Page 6


         The Company has included revised disclosure on page 40 of Amendment No. 3 in response to the Staff's comments to indicate that the last patent under the DigiOpt agreement is scheduled to expire in 2021.

RISK FACTORS, PAGE 42 ALPHA INNOTECH HAS A HISTORY OF OPERATING LOSSES AND MAY INCUR FUTURE LOSSES, PAGE 42

8. WE NOTE YOUR RESPONSE TO COMMENT 17 AND REISSUE THE COMMENT IN PART. PLEASE REVISE TO DISCLOSE ALPHA INNOTECH'S ACCUMULATED DEFICIT.

         The Company has included revised disclosure on page 42 of Amendment No. 3 in response to the Staff's comment to include Alpha Innotech's accumulated deficit of $14.2 million as of December 31, 2004 and $15.2 million as of March 31, 2005.

FINANCIAL STATEMENTS - ALPHA INNOTECH - DECEMBER 31, 2004
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE C-16
2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE C-19
REVENUE RECOGNITION, PAGE C-17

9. WE HAVE REVIEWED YOUR REVISED DISCLOSURE IN RESPONSE TO OUR COMMENT 23 OF OUR JULY 21, 2005 LETTER. PLEASE CLARIFY IN YOUR DISCLOSURE WHAT YOU MEAN BY "PRIMARILY" AND "GENERALLY" IN THE FIRST SENTENCE OF THE FIRST PARAGRAPH AND BY "GENERALLY" IN THE FOURTH PARAGRAPH OF THE SECOND PARAGRAPH. TO THE EXTENT THAT YOU HAVE OTHER SOURCES OF REVENUE AND/OR OTHER METHODS OF REVENUE RECOGNITION, PLEASE DESCRIBE AND EXPLAIN THEM IN YOUR DISCLOSURE.

         Alpha Innotech confirms that all sources of revenue are described in the Revenue Recognition footnote on page C-17 of the proxy statement. Therefore, the Company and Alpha Innotech have removed the words "primarily" and
"generally" within this footnote in Amendment No. 3. The revised footnote included in Amendment No. 3 is as follows:

         "REVENUE RECOGNITION - The Company's revenue is derived from the sale of digital imaging systems, net of returns and allowances and is recognized when a contract is executed, all delivery obligations have been met, the fee is fixed and determinable, and collectibility is probable. All products are sold with a 1-year warranty agreement and the Company records an associated reserve for estimated warranty costs.

         For products sold where software is deemed to be more than incidental, the Company follows Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. Revenue earned on software arrangements involving multiple elements is allocated to each element based on vendor-specific objective evidence, which is based on the price charged when the


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Securities and Exchange Commission
August 11, 2005
Page 7


         same element is sold separately. When a digital imaging system is sold, the multiple elements are software and maintenance and support. Revenue allocated to software is recognized when a contract is executed, all delivery obligations have been met, the fee is fixed and determinable, and collection is probable. Revenue allocated to maintenance and support is recognized as deferred revenue when a contract is executed, all delivery obligations have been met, the fee is fixed and determinable, and collection is probable. Deferred revenue for maintenance and support is recognized ratably over the maintenance term (typically for a period of one year, beginning when a digital imaging system is considered sold or an extended maintenance and support contract is signed)."

7.  REDEEMABLE PREFERRED STOCK, PAGE C-25

10.      WE HAVE  REVIEWED  YOUR JULY 28, 2005  RESPONSE  TO COMMENT 24.  PLEASE
         PROVIDE FURTHER ANALYSIS OF HOW YOU CONCLUDED THAT THE ADJUSTMENT TO THE SERIES A PREFERRED DID NOT REQUIRE TO RECORD A CONTINGENT BENEFICIAL CONVERSION AMOUNT. SPECIFICALLY ADDRESS ISSUE 7 OF EITF 00-27 AND PROVIDE US YOUR CALCULATIONS.

         Alpha Innotech and the Company supplementally provide the following analysis in response to the Staff's comments:

         The redeemable convertible preferred stock was (1) issued with a dividend rate (effectively and interest rate) which was lower than the company could establish for nonconvertible preferred stock, (2) the initial conversion price was greater than the market value of the common stock at the time of issuance, and (3) the conversion price did not decrease, except pursuant to an antidilution provision.

         The Staff has referred specifically to EITF 00-27, Part 2, Issue 7. This issue deals with contingent conversion options that do not permit the number of shares that would be received upon conversion if the contingent event occurs to be calculated at the commitment date.

         Alpha Innotech has considered EITF 00-27, Part 2, Issue 7, and believes that due to there being no change in the value of the underlying common stock, that the beneficial conversion amount to be recognized is $0. It is the antidilution provision within the redeemable convertible preferred stock that results in the increase in the number of common stock that the Series A is convertible into, 1,084,833 shares (11,618,267 shares - 10,533,334 shares), as compared to a change in the fair value of the underlying common stock.

         Utilizing the example calculation in EITF 00-27 Part 2, Issue7, the resulting amount calculated would be $0. The reason for this is that there has not been a change in the


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Securities and Exchange Commission
August 11, 2005
Page 8


underlying common stock of Alpha Innotech. Therefore, $.30 minus $.30 is $0 and $0 times anything is $0.

         The management of Alpha Innotech has determined the fair value of Alpha Innotech's stock as follows:

         2001     $.30
         2002     $.30
         2003     $.30
         2004     $.30

         During the years 2001 to 2004, there have not been any independent valuations performed for Alpha Innotech. However, Alpha Innotech has issued stock options in each of the above years at $.30, which supports a $.30 valuation for the Alpha Innotech common stock.

         In 2001, the Series A redeemable convertible preferred stock was issues at $.75 a share. The increase in price over the common is due to the additional preferences of the Series A redeemable convertible preferred stock. The preferences are as follows: redemption at the request of the shareholders beginning in May 2005, cumulative dividends at 8%, liquidation, and convertible into common stock. Due to the value of these preferences, a $.30 common stock value appears reasonable in 2001.

         In 2004, the Series A-1 redeemable convertible preferred stock was issues at $.30 a share. There is not an increase in price over the common due to the additional preferences, which are the same as Series A, not having any value. This is due to the close proximity of Alpha Innotech becoming a public company via the proposed reverse merger.




         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4501 or Ryan Azlein at (818) 444-4504.

                                              Sincerely,


                                              /s/ Scott W. Alderton
                                              --------------------------
                                              Scott W. Alderton

Encl.
cc:      James Chamberlain